                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)


                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                     (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                            Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                     Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                (214) 953-4500
  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                               125 Broad Street
                           New York, New York 10004
                                (212) 558-4000
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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 1998, and as subsequently amended (as so amended, the "Schedule 14D-9"), by Global Industrial Technologies, Inc., a Delaware corporation (the "Company"), relating to the offer by WHX Corporation, a Delaware corporation, to purchase for cash through its wholly-owned subsidiary, GT Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.25 per share, of the Company, together with the Rights. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 8.   Additional Information to be Furnished.

     Item 8 is hereby amended and supplemented by deleting the last paragraph in its entirety and adding in its place the following:

     (d) There are currently two lawsuits pending against the Company, both filed in the Chancery Court of Delaware on October 7, 1998, challenging certain aspects of the Board's exercise of its fiduciary responsibilities, including the decision by the Board to reduce the triggering threshold under the Rights Agreement from 15% to 10%. One lawsuit was brought by Charles Miller and the other lawsuit was brought by L.I.S.T., Inc. The actions have been consolidated and both lawsuits seek relief that includes, among other things, (i) an order that the individual defendants named in each lawsuit carry out their fiduciary duties to plaintiff, (ii) a declaration that the amendment to the Rights Agreement reducing the triggering threshold is null and void, (iii) an accounting by the defendants, jointly and severally, to Global and/or plaintiff for all damages suffered and to be suffered by them as a result of the wrongs alleged in the complaints and (iv) an award to plaintiff of the costs and disbursements of the lawsuit including reasonable attorney's fee and experts' fees. The Company answered both complaints on January 4, 1999 and the actions are currently in the discovery phase.


Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby amended and supplemented by deleting the last paragraph in its entirety and adding in its place the following:

     This document and the exhibits attached hereto may contain certain statements that are not strictly historical and are considered forward-looking statements. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Company's actual results and corporate developments to differ materially from those expected. Factors that could cause
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results and developments to differ materially from the Company's expectations include, without limitation, changes in manufacturing and shipment schedules, delays in completing plant construction and acquisitions, currency exchange rates, new product and technology developments, competition within each business segment, cyclicity of the markets for the products of a major segment, litigation, significant cost variances, the effects of acquisitions and divestitures, and other risks described from time to time in the Company's reports filed with the Securities and Exchange Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements are not available to statements made in connection with a tender offer.
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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   GLOBAL INDUSTRIAL TECHNOLOGIES,
                                   INC.



                                   By:    /s/ Jeanette H. Quay
                                      ---------------------------
                                   Name:  Jeanette H. Quay
                                   Title: Vice President - General Counsel and
                                           Secretary


Dated: January 27, 1999